                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549



                                     SCHEDULE 13D
                                    (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
                1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 (AMENDMENT NO. 2)(1)

                         SYNAPTIC PHARMACEUTICAL CORPORATION
                         -----------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     87156R 10 9
                                     -----------
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          227 West Monroe Street, Suite 4800
                               Chicago, Illinois  60606
                                    (312) 263-7777
                          ----------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 19, 1999
                                    --------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.


                            (Continued on following pages)


---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-----------------------------                    -------------------------------
CUSIP NO. 87156R 10 9                 13D            Page 2 of 7 Pages
-----------------------------                    -------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /X/  (b)  / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF      -------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                677,867
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH     -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               677,867
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              677,867
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP NO. 87156R 10 9                 13D            Page 3 of 7 Pages
-----------------------------                    -------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF PARTNERS L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /X/  (b)  / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF      -------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                1,317,317
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH     -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               1,317,317
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,317,317
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*     / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP NO. 87156R 10 9                 13D            Page 4 of 7 Pages
-----------------------------                    -------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) /X/  (b)  / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC, OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF      -------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                1,317,317
     OWNED BY      -------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH     -------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               1,317,317
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,317,317
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*      / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.3%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO
--------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                    -------------------------------
CUSIP NO. 87156R 10 9                 13D            Page 5 of 7 Pages
-----------------------------                    -------------------------------

     This Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998 and Amendment No. 1 thereto, dated December 17, 1998 (as so amended, the "Statement"), is filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.01 (the "Stock"), of Synaptic Pharmaceutical Corporation, a Delaware corporation ("Synaptic").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since January 22, 1999, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 309,000 shares of the Stock for an aggregate consideration of $2,042,659.00, and has sold on behalf of such limited partnership an aggregate number of 36,100 shares of the Stock for an aggregate consideration of $546,407.00. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 295,200 shares of the Stock for an aggregate consideration of $1,950,608.17, and has sold on behalf of such managed accounts an aggregate number of 4,000 shares of the Stock for an aggregate consideration of $59,612.99. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 677,867 shares of the Stock, Partners beneficially owns 1,317,317 shares of the Stock, and BVF Inc. beneficially owns 1,317,317 shares of the Stock, approximately 6.3%, 12.3% and 12.3%, respectively, of the aggregate number of shares outstanding as of February 15, 1999 (as reported in Synaptic's most recent annual statement on Form 10-K).

-----------------------------                    -------------------------------
CUSIP NO. 87156R 10 9                 13D            Page 6 of 7 Pages
-----------------------------                    -------------------------------

     (b) BVF shares voting and dispositive power over the 677,867 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,317,317 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons in the last sixty (60) days. All such transactions were made for cash in open market, over-the-counter transactions. Except as provided below, no other transactions in the Stock have been effected by the Reporting Persons during
the last sixty 60 days.   On February 11, 1999, Partners transferred 11,000
shares of Stock that it owned on behalf of ILL10 to BVF and transferred 10,000 shares of Stock that it owned on behalf of ILL10 to BVF, Ltd. The aggregate number of shares of the Stock beneficially owned by Partners and BVF Inc. was not affected by these transfers.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the past sixty (60) days.

-----------------------------                    -------------------------------
CUSIP NO. 87156R 10 9                 13D            Page 7 of 7 Pages
-----------------------------                    -------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 30, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By: /s/ MARK N. LAMPERT
                   -----------------------------------
                    Mark N. Lampert
                    President


     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By: /s/ MARK N. LAMPERT
              -----------------------------------
               Mark N. Lampert
               President


     BVF INC.


     By: /s/ MARK N. LAMPERT
         -----------------------------------
          Mark N. Lampert
          President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 30, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner


               By: /s/ MARK N. LAMPERT
                   -----------------------------------
                    Mark N. Lampert
                    President


     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner


          By: /s/ MARK N. LAMPERT
              -----------------------------------
               Mark N. Lampert
               President


     BVF INC.


     By: /s/ MARK N. LAMPERT
         -----------------------------------
          Mark N. Lampert
          President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                              DURING THE PAST SIXTY DAYS

---------------------------------------------------------------------------------------------------------
                                    For the                      Price per     Type of
 Trade Date           By          Account of      Quantity         Share        Trade         Broker
 ----------           --          ----------      --------       ---------     -------        ------
---------------------------------------------------------------------------------------------------------
 02/18/99            BVF          Partners          (3,000)       $16.9375      Sale           INET
---------------------------------------------------------------------------------------------------------
 02/24/99            BVF          Partners          (2,100)       $16.5625      Sale           INET
---------------------------------------------------------------------------------------------------------
 02/24/99            BVF          Partners         (20,000)       $16.6250      Sale           HMQT
---------------------------------------------------------------------------------------------------------
 02/24/99            BVF          Partners          (3,000)       $16.7500      Sale           INET
---------------------------------------------------------------------------------------------------------
 02/26/99            BVF          Partners          (3,000)       $16.0000      Sale           INET
---------------------------------------------------------------------------------------------------------
 02/26/99            BVF Ltd.     Partners          (2,000)       $16.0000      Sale           INET
---------------------------------------------------------------------------------------------------------
 03/04/99            ILL10        Partners          (1,000)       $13.8750      Sale           INET
---------------------------------------------------------------------------------------------------------
 03/04/99            ZPG          Partners          (1,000)       $13.8750      Sale           INET
---------------------------------------------------------------------------------------------------------
 03/04/99            BVF          Partners          13,000        $11.0000      Purchase       HMQT
---------------------------------------------------------------------------------------------------------
 03/04/99            BVF Ltd.     Partners          12,000        $11.0000      Purchase       HMQT
---------------------------------------------------------------------------------------------------------
 03/19/99            BVF          Partners           5,000         $6.5000      Purchase       HMQT
---------------------------------------------------------------------------------------------------------
 03/19/99            BVF Ltd.     Partners           5,000         $6.5000      Purchase       HMQT
---------------------------------------------------------------------------------------------------------
 03/19/99            BVF          Partners          50,000         $6.5781      Purchase       VECT
---------------------------------------------------------------------------------------------------------
 03/19/99            ILL10        Partners           5,000         $6.5781      Purchase       VECT
---------------------------------------------------------------------------------------------------------
 03/19/99            BVF Ltd.     Partners          45,000         $6.5781      Purchase       VECT
---------------------------------------------------------------------------------------------------------
 03/19/99            BVF          Partners          16,000         $6.8506      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/19/99            ILL10        Partners           3,300         $6.8506      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/19/99            BVF Ltd.     Partners          14,000         $6.8506      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/22/99            BVF          Partners          68,000         $6.6977      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/22/99            ILL10        Partners           4,000         $6.6977      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/22/99            BVF Ltd.     Partners          56,700         $6.6977      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/23/99            BVF          Partners          18,000         $6.5206      Purchase       INET
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
 03/23/99            ILL10        Parnters           5,000         $6.5206      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/23/99            BVF Ltd.     Partners          14,000         $6.5206      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/24/99            BVF          Partners           9,000         $6.2500      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/24/99            ILL10        Partners           3,200         $6.2500      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/24/99            BVF Ltd.     Partners           8,000         $6.2500      Purchase       INET
---------------------------------------------------------------------------------------------------------
 03/25/99            BVF          Partners          (5,000)        $6.0625      Sale           HMQT
---------------------------------------------------------------------------------------------------------
 03/25/99            BVF          Partners         130,000         $6.1250      Purchase       JEFF
---------------------------------------------------------------------------------------------------------
 03/25/99            ILL10        Partners          10,000         $6.1250      Purchase       JEFF
---------------------------------------------------------------------------------------------------------
 03/25/99            BVF Ltd.     Partners         110,000         $6.1250      Purchase       JEFF
---------------------------------------------------------------------------------------------------------

     HMQT      =    Hambrecht, Quist
     INET      =    Instinet
     JEFF      =    Jeffries & Co.
     VECT      =    Vector Securities